Exhibit 99.1

Jumei Announces Plan to Implement ADS Ratio Change

Beijing, China—December 31, 2019—Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced that it plans to change the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00025 per share, from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary shares to a new ADS Ratio of one (1) ADS to ten (10) Class A ordinary shares. The Company anticipates that the change in the ADS Ratio will be effective on or about January 10, 2020 (the “Effective Date”).

For Jumei’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split. On Effective Date, ADS holders of the Company will be required to surrender their old ADSs to the Company’s depositary bank, The Bank of New York Mellon as Depositary (the “Depositary”), for cancellation of every ten (10) existing ADSs for one (1) new ADS.   Jumei’s ADSs will continue to be traded on the New York Stock Exchange under the symbol “JMEI.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will distributed to the applicable ADS holders by the Depositary. The change in the ADS Ratio will have no impact on Jumei’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be equal to or greater than ten times the ADS trading price before the change. The Company believes that the change in the ADS Ratio will help the Company to maintain compliance with the continued listing requirements of the New York Stock Exchange. However, the Company can give no assurance that this goal will be achieved.

About Jumei

Jumei (NYSE:JMEI) is a fashion and lifestyle solutions provider with a diversified portfolio of products on offer in China. Jumei sells branded beauty, baby, children and maternity products, light luxury products, as well as health supplements through its e-commerce platform. Jumei has invested in adjacent fashion and lifestyle businesses such as Jiedian, a mobile device power bank operating company, and TV drama series production, to expand its service offerings. These investments will further expand and strengthen Jumei's ecosystem as it seeks to benefit from China's transition into the new retail era.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Jumei’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In United States
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com